UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Mr. Toshihito Kanai

On May 26, 2026, Mr. Toshihito Kanai notified PicoCELA Inc. (the “Company”) of his resignation as the Chief Technology Officer and Director of the Company, effective as of June 30, 2026. Mr. Kanai has stated that his resignation was due to personal reasons and not due to any disagreement with the Company regarding its operations, policies, or practices.

Change of Executive Directors’ Positions

On June 22, 2026, the board of directors of the Company approved the changes in the positions of the following executive directors:

-	Mr. Hiroshi Furukawa, formerly the Company’s Chief Executive Officer and Representative Director, is now the Company’s Chairman, Chief Technology Officer, and Representative Director; and

-	Mr. Hideaki Horikiri, formerly the Company’s Chief Financial Officer and Director, is now the Company’s President, Chief Operating Officer, and Director.

The foregoing changes in positions became effective on July 1, 2026. Mr. Furukawa and Mr. Horikiri remain the Company’s principal executive officer and principal financial officer, respectively, pursuant to the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

Date: July 14, 2026	By:	/s/ Hiroshi Furukawa
	Name:	Hiroshi Furukawa
	Title:	Chairman, Chief Technology Officer, and Representative Director